Press Release

FOR IMMEDIATE RELEASE
For additional information:
Rosalia Scampoli 212-250-5536, Media
Jonathan Diorio 212-454-2208, Investors
Julian Reid 44-20-7233-1333, Chairman of the Board
THE KOREA FUND, INC. ANNOUNCES
CASH TENDER OFFER FOR 10% OF SHARES
NEW YORK, NY, January 13, 2006 — The Board of Directors of The Korea Fund, Inc. (NYSE: KF) today announced that The Korea Fund intends to commence a cash tender offer for up to 2,996,371 shares of common stock, representing up to 10% of its issued and outstanding shares, at a price per share equal to 98% of the net asset value per share as of the business day after the day the offer expires. The Fund expects to commence the tender offer within one week. It will remain open for 20 business days, unless extended.
This offer is being made in connection with the program of tender offers announced by the Board on December 15, 2004. Pursuant to this program, the Fund plans to conduct six semi-annual tender offers for 10% of the Fund’s then-outstanding shares if the Fund’s shares trade on the New York Stock Exchange at an average weekly discount from net asset value greater than 5% during a 13-week measuring period ending the last day of the preceding half-year. The average weekly discount of the Fund during the measuring period ending December 31, 2005 was -5.63%.
Although the repurchase program originally contemplated in-kind repurchase offers in which tendering shareholders would receive a pro rata share of the Fund’s portfolio, rather than cash, the Board has determined that at this time, a cash tender offer will be more beneficial to Fund shareholders than an in-kind offer. Julian Reid, Chairman of the Fund’s Board of Directors, said, “ A cash tender offer will facilitate participation by smaller shareholders and result in lower transaction costs.” The Board intends to evaluate on a case-by-case basis the consideration for any future offers under the repurchase program, in light of its experience and then-prevailing market and economic conditions.
The tender offer is being conducted in order to provide shareholders with an alternative source of liquidity for their investment in Fund shares and as part of the Fund’s continuous efforts to provide additional value to shareholders.
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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”
There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.
Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund’s shares to greater price volatility.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.
Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

NOT FDIC/NCUA INSURED                    MAY LOSE VALUE                    NO BANK GUARANTEE
NOT A DEPOSIT          NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company. (01/13 72877)